U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   FORM 12b-25

                           Notification of Late Filing

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   [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR

                        For Quarter Ended: June 30, 2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A
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PART I - REGISTRANT INFORMATION

                               NXGEN NETWORKS, INC
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               (Exact Name of Registrant as Specified in Charter)

                519 SW Third Avenue, Suite 805, Portland, Oregon
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                     (Address of Principal Executive Office)

                                      97204
                                    --------
                                   (Zip Code)

                 1700 Lincoln Street Suite 1920 Denver CO 80203
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         (Former name and former address, if changed since last report)
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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

         The Company is unable to file its Form 10-QSB for the quarter ended June 30, 2001 on a timely basis because it has not yet finalized its consolidated financial statements for the year ended December 31, 2000 and for the quarter ended March 31, 2001. The company requires additional time to obtain certain books and records from previous management and to accumulate and review its subsidiaries' financial information in order to complete required footnote disclosures in the consolidated financial statements and could not, without unreasonable effort and expense, file its Form 10-QSB on the prescribed filing date of August 15, 2001. On June 14, 2001 Seedling Technologies acquired a controlling interest in NxGen Networks Inc. and appointed a new Board of Directors and management team. The new Board requires additional time to obtain the books and records from the previous management team.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    David Swainson          800-893-8894

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                  [ ] YES                                        [X] NO

         Form 10-QSB for the quarters ended March 31, 2001 and Form 10-KSB for the year ended December 31, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statement to be included in the subject report or portion thereof?

                  [ ] YES                                        [X] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         NXGEN NETWORKS, INC has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 14, 2001                              NXGEN NETWORKS, INC


                                                     By:   /s/ Paul Peterson
                                                         -----------------------
                                                         Paul Peterson, Director

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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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